                                   FORM 8-A/A

                                 AMENDMENT NO. 1

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



                         HALLWOOD REALTY PARTNERS, L.P.
             (Exact name of registrant as specified in its charter)

                       DELAWARE                                              75-2313955
       (State of incorporation or organization)                 (I.R.S. Employer Identification No.)

               3710 RAWLINS, SUITE 1500
                    DALLAS, TEXAS                                              75219
       (Address of principal executive offices)                              (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

                 Title of each class                               Name of each exchange on which
                 to be so registered                               each class is to be registered

         LIMITED PARTNER UNIT PURCHASE RIGHTS                         AMERICAN STOCK EXCHANGE

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates:
__________(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

         The undersigned registrant hereby amends Items 1 and 2 of its Registration Statement on Form 8-A filed on December 10, 1990. The complete text of each item, as amended, is set forth below.

ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On November 30, 1990, Hallwood Realty Corporation (the predecessor in interest to Hallwood Realty, L.L.C.), the general partner (the "General Partner") of Hallwood Realty Partners, L.P. (the "Partnership"), declared a distribution of one Unit Purchase Right (a "Right") for each outstanding limited partner interest (a "Unit") of the Partnership. The distribution was payable as of December 10, 1990 to holders of Units of record on that date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of November 30, 1990, between the Partnership and EquiServe Trust Company, N.A., a national banking association (formerly known as Bank Boston, N.A. and the First National Bank of Boston, the "Rights Agent"), as amended by that certain Amendment No. 1, dated February 14, 2000, by and between the Partnership and the Rights Agent and as further amended by that certain Amendment No. 2, dated March 28, 2003, by and between the Partnership and the Rights Agent (as so amended the "Rights Agreement").

         Each Right entitles the registered holder to purchase from the Partnership one additional Unit of the Partnership, at a price of $250 per Unit (the "Purchase Price"), subject to certain adjustments.

         Initially the Rights will not be exercisable, certificates will not be sent to holders of Units and the Rights will automatically trade with the Units.

         The Rights will separate from the Units on the Distribution Date. The "Distribution Date" will occur upon the earlier of (i) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (as hereafter described) or (ii) the close of business on the tenth day (or such later date as may be determined by action of the General Partner) after the date of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer (other than a tender or exchange offer by the Partnership, the General Partner, any subsidiary of the Partnership, any subsidiary or affiliate of the General Partner, or any employee benefit plan of the Partnership or the General Partner or of any subsidiary of the Partnership or of any subsidiary or affiliate of the General Partner) the successful consummation of which would result in the ownership of 30% or more of the outstanding Voting Units of the Partnership, even if no purchases actually occur pursuant to such offer. Until the Distribution Date, the Rights will be evidenced, with respect to any of the certificates representing Units outstanding as of December 10, 1990, by such certificate representing Units with a copy of a Summary of Rights (the "Summary of Rights") attached thereto. The Rights Agreement provides that, until the Distribution Date, the Rights will be represented by and transferred with, and only with, Units. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new certificates representing Units issued after December 10, 1990 will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any of the certificates representing Units outstanding as of December 10, 1990, with or without a copy of the Summary of Rights attached thereto, will also constitute the transfer of the Rights associated with the Units represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Units as of the close of business on the Distribution Date and such separate certificates alone will evidence the Rights from and after the Distribution Date.

         An "Acquiring Person" is a Person or group of affiliated or associated Persons that has acquired beneficial ownership of 15% or more of the Partnership's Voting Units (an "Acquiring Person"), except that Acquiring Person shall not include (A) the Partnership, (B) the General Partner, (C) any subsidiary of the Partnership, (D) any subsidiary or affiliate of the General Partner, (E) any employee benefit plan or employee stock plan of the Partnership or the General Partner or of any subsidiary of the Partnership or of any subsidiary or affiliate of the General Partner, (F) any person whose ownership of 15% or more of the Units of the Partnership then outstanding results from a transaction or transactions approved by the General

Partner on behalf of the Partnership before such person acquires such 15% beneficial ownership (provided that such person shall become an Acquiring Person upon his acquisition of an additional 1% of the Partnership's Units unless otherwise approved by the General Partner), (G) any person whose beneficial ownership of Units of the Partnership is increased to 15% or more of the Units of the Partnership then outstanding solely by reason of a reduction in the number of issued and outstanding Units of the Partnership pursuant to a transaction or transactions approved by the General Partner (provided that such person shall become an Acquiring Person upon his acquisition of an additional 1% of Units of the Partnership unless otherwise approved by the General Partner), or (H) any person whose ownership of 15% or more of the Units of the Partnership then outstanding results from any action or transaction deemed by the General Partner not to cause such person to become an Acquiring Person which action or transaction is approved prior to such person otherwise becoming an Acquiring Person (provided such person shall become an Acquiring Person upon his acquisition of an additional 1% of the Units unless otherwise approved by the General Partner). In addition, if the General Partner determines in good faith that a Person or group of affiliated or associated Persons would otherwise be an Acquiring Person but has become such inadvertently and such Person or group divests as promptly as practicable a sufficient number of Voting Units so that such Person or group would no longer be an Acquiring Person, then such Person or group will not be deemed an Acquiring Person for purposes of the Rights Agreement.

         The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on March 31, 2008, unless earlier redeemed or exchanged by the Partnership as described below.

         The number of Units issuable upon exercise of the Rights is subject to certain adjustments from time to time in the event of a distribution on, or a subdivision or combination of, the Units. The Purchase Price is subject to adjustment in the event of extraordinary distributions of cash or other property to holders of Units.

         Following the time any Person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its Affiliates or Associates will be null and void.

         Unless the Rights are earlier redeemed or exchanged or the transaction is approved by the General Partner, in the event that, after the Rights have become exercisable, the Partnership were to be acquired in a merger or other business combination (in which any Units are changed into or exchanged for other securities or assets) or more than 50% of the assets or earning power of the Partnership and its subsidiaries (taken as a whole) were to be sold or transferred in one or a series of related transactions, the Rights Agreement provides that proper provision will be made so that each holder of record of a Right (other than Rights that are or were held by an Acquiring Person or its Affiliates or Associates that have become null and void pursuant to the terms of the Rights Agreement) will from and after such date have the right to receive, upon payment of the Purchase Price, that number of limited partner interests or common shares of the acquiring company or partnership having a market value at the time of such transaction equal to two times the Purchase Price. In addition, unless the Rights are earlier redeemed or exchanged or the transaction is approved by the General Partner on behalf of the Partnership, in the event that a person or group, with certain exceptions, becomes the beneficial owner of 15% or more of the Partnership's Voting Units, the Rights Agreement provides that proper provisions will be made so that each holder of record of a Right (other than Rights that are or were held by an Acquiring Person or its Affiliates or Associates that have become null and void pursuant to the terms of the Rights Agreement) will thereafter have the right to receive, upon payment of the Purchase Price, that number of Units having a market value at the time of the transaction equal to two times the Purchase Price.

         Fractions of Units may, at the election of the Partnership, be evidenced by depositary receipts. The Partnership may also issue cash in lieu of fractional limited partner interests which are not integral multiples of one Unit.

         At any time on or prior to the close of business on the earlier of (i) such time as any Person becomes an Acquiring Person or (ii) March 31, 2008, the Partnership (by action of the General Partner) may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price"). Immediately upon the action of the General Partner of the Partnership authorizing redemption of the Rights and subject to any conditions established by the General Partner, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         At any time after any Person becomes an Acquiring Person and before any such Acquiring Person shall become the beneficial owner of 50% or more of the Partnership's outstanding Voting Units, the General Partner, at its option, may exchange the Rights (other than Rights that previously have become void as described above), in whole or in part, for Units at an exchange ratio of one Unit per Right (subject to adjustment in certain events).

         Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, inconsistency or to make any other changes that the General Partner may deem necessary or desirable. After any Person or group of affiliated or associated Persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person or other Persons whose rights have become void as described above).

         Until a Right is exercised, the holder, as such, will have no rights as a holder of limited partner interests of the Partnership, including, without limitation, the right to vote or to receive distributions.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group who attempts to acquired the Partnership on terms not approved by the General Partner. The Rights should not interfere with any merger or other business combination approved by the General Partner since the Rights may be redeemed by the Partnership at $.01 per Right at any time until a person or group becomes an Acquiring Person.

         This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement (which includes as Exhibit B the Form of Rights Certificate), as the same may be amended from time to time. A copy of the Rights Agreement has been filed with the Securities and Exchange commission as an exhibit to a Registration Statement on Form 8-A dated December 10, 1990. Amendment No. 1 and Amendment No. 2 to the Rights Agreement are filed herewith as exhibits and incorporated herein by reference.

ITEM 2. EXHIBITS.

1. Unit Purchase Rights Agreement, dated as of November 30, 1990, by and between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A. (formerly known as Bank Boston, N.A. and The First National Bank of Boston), as Rights Agent (Incorporated herein by reference to
         Exhibit 1 to the registrant's Registration Statement on Form 8-A filed December 10, 1990)

2. Amendment No. 1 to the Unit Purchase Rights Plan, dated February 14, 2000, between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit
         4.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)

3. Amendment No. 2 to Unit Purchase Rights Agreement, dated as of March 28, 2003, by and between Hallwood Realty Partners, L.P. and EquiServe Trust Company, N.A., as Rights Agent (Incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K filed April 1, 2003)

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date: April 1, 2003                   Hallwood Realty Partners, L.P.

                                      By: Hallwood Realty, L.L.C.
                                          General Partner


                                      By: /s/   JEFFREY D. GENT
                                          -----------------------------
                                      Name:  Jeffrey D. Gent
                                      Title: Vice President - Finance
                                      Chief Accounting Officer

                                  EXHIBIT INDEX


EXHIBIT NO.       EXHIBIT DESCRIPTION
-----------       -------------------
1.                Unit Purchase Rights Agreement, dated as of November 30, 1990, by and between Hallwood Realty Partners, L.P. and EquiServe
                  Trust Company, N.A. (formerly known as Bank Boston, N.A. and
                  The First National Bank of Boston), as Rights Agent
                  (Incorporated herein by reference to Exhibit 1 to the
                  registrant's Registration Statement on Form 8-A filed December
                  10, 1990)

2.                Amendment No. 1 to the Unit Purchase Rights Plan, dated
                  February 14, 2000, between Hallwood Realty Partners, L.P. and
                  EquiServe Trust Company, N.A., as Rights Agent (Incorporated by reference to Exhibit 4.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.)

3.                Amendment No. 2 to Unit Purchase Rights Agreement, dated as of
                  March 28, 2003, by and between Hallwood Realty Partners, L.P.
                  and EquiServe Trust Company, N.A., as Rights Agent
                  (Incorporated herein by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K filed April 1, 2003)